USIMINAS

Belo Horizonte, June 25th 2007

To
Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 – 2
Washington, D.C. 20549 USA

Re: USIMINAS
Exemption # 82-3902

Gentleman,

Please find attached the documents listed on page 2. These documents were prepared by Usiminas and are being submitted to you in order to maintain the exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Sincerely yours,

Bruno Seno Fusaro
Investor Relations General Manager

cc: Juliana Dager
The Bank of New York

USINAS Siderurgicas De Minas Gerais SA
Usiminas

dw 7/3

USIMINAS

List of Documents:

"Investment Grade" rating from Standard & Poor´s – 06/05/2007
1Q07 Earnings Release – 05/10/2007
Minutes of the Meeting of the Board of Directors – 05/09/07
General Ordinary Meeting – 04/10/2007
Minutes of the meeting of the Board of Directors – 03/20/07

Matheus Perdigao Rosa

De: USIMINAS [ri-usiminas@infoinvest.com.br]

Enviado em: terça-feira, 5 de junho de 2007 11:25

Para: Matheus Perdigão Rosa

Assunto: Usiminas obtains 'Investment Grade' rating from Standard & Poor's

USIMINAS



• Relações com Investidores | Investor Relations

Belo Horizonte, June 5, 2007 - USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY, XUSI, XUSIO], the flagship company of the Usiminas System, the largest flat steel producer in South America and one of the 30 largest in the world, informs it achieved "Investment Grade" rating after the Standard & Poor´s ratings agency attributed the 'BBB-' rating to both foreign and local currency with a stable outlook.

According to Standard & Poor's, the evaluation is based "on the company's competitive industry position and on its conservative financial profile." The agency also assigned a 'BBB-' rating to Usiminas Global Medium Term Notes Program.

Click here to see S&P's complete release.

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RESEARCH

Research Update:

Ratings On Usinas Siderurgicas De Minas Gerais S.A. Raised To 'BBB-'

Publication date: 04-Jun-2007
Primary Credit Analyst: Reginaldo Takara, Sao Paulo (55) 11 3039-9740; reginaldo_takara@standardandpoors.com
Secondary Credit Analyst: Milena Zaniboni, Sao Paulo (55) 11 3039-9739; milena_zaniboni@standardandpoors.com

Rationale

Standard & Poor's Ratings Services raised today its local- and foreign-currency corporate credit ratings on Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (Usiminas) to 'BBB-' from 'BB+'. At the same time, the rating on the $200 million notes issued by Cosipa Commercial Ltd. (Cosipa) was also raised to 'BBB-'. The oulook on the corporate credit rating is stable.

The upgrade of Usiminas reflects the company's consistently prudent financial policies, the improved economic environment in Brazil, and expectations that credit metrics will remain strong in the next years, even given the company's high capital expenditures. We believe Usiminas' approach to expanding its production capacity is prudent and will further enhance its business profile, when completed, by enriching product mix and increasing export capabilities. Given the company's very conservative financial profile, we expect Usiminas to be able to sustain adequate credit metrics for the rating category even though part of the capital expenditures program will be financed with debt and despite potentially weaker market and price conditions for the steel industry beyond the next two years. Our analysis takes into account that Usiminas' capital expenditures program consists of several modular projects with manageable operating and execution risks, and assumes the company will be able to raise funding at adequate tenor and cost conditions for the portion of the investments not internally financed.

The ratings on Usiminas reflect its sound and sustainable financial profile, with total debt levels and liquidity currently at very conservative levels and expected to remain at least adequate for the rating category in the future. The ratings also reflect a solid business profile made evident by a very competitive cost structure; resilient operating profitability and robust free cash generation through economic cycles; and a favorable market position in the fairly concentrated flat carbon steel sector in Brazil, particularly in the higher end, quality-products segments. These positives are somewhat offset by Usiminas' exposure to the cyclical and volatile global steel sector; some reliance on the equally volatile economic and operating environment of its home market in Brazil; increasing competition within the Brazilian steel industry; and execution risks associated with the company's significant capital expenditures program.

The ratings on Usiminas reflect the consolidated credit quality of the so-called "Usiminas System," consisting of the combined operating and financial profiles of Usiminas, its wholly owned subsidiary Cosipa, and their respective subsidiaries. Consolidated net sales, EBITDA, and total debt (including pension liabilities) amounted to $6 billion, $2.1 billion, and $2.0 billion, respectively, for the 12 months ended March 31, 2007.

We expect Usiminas to remain the most conservative steelmaker in Brazil, even taking into account the capital expenditures scheduled for the next

years. We believe there are execution risks associated with these investments, but they are mitigated by the company's experienced team and positive investment track record. The company reported very low leverage ratios, with funds from operations (FFO)-to-total debt and total debt-to-EBITDA ratios at 62% and 0.9x, respectively, at the end of first-quarter 2007. While these ratios will weaken in the next years as the company raises debt to finance capital expenditures, we believe that leverage will remain low compared with peers and comfortable for the rating category. In our analysis, we have tested Usiminas' cash flows under stressful conditions, both relative to sales volume in Brazil and relative to global steel prices. We conclude that the company is able to weather a stressful environment based on a combination of strong cost position, low maturity concentration, and high cash reserves. Usiminas has proven itself able to manage sluggish domestic demand and increasing competitive pressures in Brazil by exporting excess capacity at profitable levels due to its favorable cost position, which should be enhanced with the new investments. Current strong liquidity in capital and credit markets should also help Usiminas to raise capital expenditure funding under favorable conditions, allowing it to sustain an adequate maturity schedule in the years ahead.

Liquidity

Usiminas' liquidity remains sound. The company reported cash reserves of $1.6 billion as of March 31, 2006, in excess of short-term debt maturities of $301 million through March 2008 (including accrued interest). Besides those cash reserves, Usiminas also counts on a standby credit facility of $250 million. Debt concentration is low and the company expects to sustain a smooth amortization schedule as it raises new financing. Apart from two bonds ($175 million in 2009 and $200 million in 2016), debt consists essentially of pre-export financing, Brazilian Development Bank loans, and other working capital loans with spread-out maturities. Higher capital expenditures should reduce free operating cash flow, but we expect the company to be marginally net-cash-flow positive given the favorable fundamentals for the industry in the next two years.

Outlook

The stable outlook on the corporate credit ratings assigned to Usiminas reflect our expectation that scheduled capital expenditures and associated financing debt will not lead the company's credit measures to deteriorate to levels inconsistent with the rating category (in Usiminas' case, an FFO-to-total debt ratio higher than 40%, and a total debt-to-EBITDA ratio below 2.0x). We believe those ratios can be sustained, even given projections of more conservative steel prices for the next years. A negative rating revision could be triggered by Usiminas' consistent breaching of target ratios, as this would likely indicate either deterioration on some of the positive business fundamentals that sustain the ratings today or a material departure from current conservative financial policies. A positive revision is unlikely at present, due to significant capital expenditures and the expectation of marginal increase in debt leverage, but could arise given significant improvement in the company's business profile, in competitiveness or diversity, provided that financial policies are sustained at current prudent levels.

Ratings List

Upgraded

	To	From
Usinas Siderurgicas de Minas Gerais S.A. (Usiminas)		
Senior Unsecured		
Foreign Currency	BBB-	BB+

Upgraded; CreditWatch/Outlook Action

	To	From

Usinas Siderurgicas de Minas Gerais S.A. (Usiminas)		
Corporate Credit Rating	BBB-/Stable/--	BB+/Positive/--
Brazilian Rating Scale	brAAA/Stable/--	brAA+/Positive/--

Complete ratings information is available to subscribers of RatingsDirect, the real-time Web-based source for Standard & Poor's credit ratings, research, and risk analysis, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search.

USIMINAS

1Q07 Earnings Report

Usiminas posts net profit of R$ 642 million, up 86% over 1Q06. EBITDA reaches R$ 1.2 billion.

Belo Horizonte, May 10, 2007

Usinas Siderúrgicas de Minas Gerais S/A - Usiminas (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI; XUSIO) today releases its first quarter 2007 results (1Q07). Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2006, except when stated otherwise.

The Usiminas System begins the fiscal year demonstrating the strength of its operations and the consistency of its results. In first quarter 2007, net revenues of R$ 3.3 billion and net profit totaling R$ 642 million were 13% and 86% higher compared with 1Q06, respectively. EBITDA grew 30% over 1Q06, to R$ 1.2 billion.

With expressive results and comfortable financial position, the Company kicks off a bold investment cycle aimed at expanding production capacity, improving product mix and reducing operating costs.

These efforts, which have resulted in the figures presented below, show our determination to face the challenges of the present business environment and make the Usiminas System even stronger in the Brazilian and global industry.

We are dealing with essential conditions for Usiminas to fulfill its desire to consolidate itself as market leader in Brazil and become a protagonist in the international slab and rolled products market.

Rinaldo Campos Soares, CEO

Quotation 03/30/07

Bovespa; USIM3 **R$ 119.90** / share
USIM5 **R$ 99.78** / share

USA/OTC: USNZY US$ 48.25

Latibex: XUSI € 35.81

Investor Relations

Bruno Seno Fusaro
Investor Relations Manager
Tel: +55 (31) 3499-8710
brunofusaro@usiminas.com.br

www.usiminas.com.br/ri

Companhia Listada USIM5 Bovespa

ADR Nível I

Latibex

Highlights

R$ million	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Total Sales Volume (000 t)	1.936	1.954	1.992	-1%
Net Revenues	3.336	2.958	3.277	13%
Gross Profit	1.144	888	1.171	29%
Operating Result (EBIT) a	964	741	907	30%
Financial Result	(52)	(198)	(66)	-74%
Net Income	642	345	752	86%
EBITDA b	1.178	908	1.186	30%
EBITDA (R$/t)	608	465	595	31%
Total Assets	19.320	17.817	18.975	8%
Net Debt	128	1.497	760	-91%
Stockholders' Equity	11.060	9.097	10.418	22%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

Other Information:

- Company's market cap as of 03/31/07: **R$ 21.9 billion**, equivalent to **US$ 10.7 billion.**
- Accumulated cash position as of 03/31/07: **R$ 3.1 billion.**
- Net debt amortization in 1Q07: **R$ 208 million.**
- Investments on fixed assets: **R$ 217 million.**

Economic Analysis and Outlook

International Scenario

"The international scenario presented a positive performance and indicates a favorable outlook for the year."

International steel demand in 1Q07 grew in several areas in the world.

In China, domestic prices of steel products have been rising since the end of 2006 because of heated demand, which has required large volume of steel imports. Although on the rise, Chinese prices are still below those in the Western hemisphere.

Likewise, the European Union has shown strong demand in view of the fact that its economic growth has continued to accelerate since year 2006. Inventories are still lower than historical levels even with import volumes above that in previous years, especially from China.

The NAFTA region awaits adjustments in inventory, which, at the end of 2006, had reached levels above the historical average, also spurred by a greater import volume than in 2005 and by expectations for a slowdown in the economic growth pace in the US. Such adjustment took place in the first quarter, although not as intensely as the market expected. Local production was lower because of local suppliers who chose to keep prices instead of increasing supply.

On the other hand, the significant economic growth in Latin America led to greater steel demand and consistently higher prices.

There are two other factors worth mentioning: the first is the domestic demand growth in traditional steel exporting countries such as Russia and Ukraine, with consequent decline in supply of export volume and, secondly, strong demand in civil construction in the Middle East.

On a global basis, there were price increases in all steel products, regardless of whether they are semi-finished, long or flat products. It is worth highlighting that the positive effects of continuous consolidation in the industry have provided more rationality on the part of producers in the control of product supply adjustments to real demand levels.

Price support at higher levels is also due to price increases in raw materials, such as iron ore, which had an increase of almost 10% in long-term contracts, as well as for scrap.

Another concern is that, due to the strong Euro against the US dollar, imports into Europe may increase because of the attractive dollar-based prices, which can lead to inventories above their historical levels.

Outlook in 2007

The outlook for the second quarter is highly favorable for the global steel industry because of demand and growing prices in the three major trade blocks.

In the beginning of May, the Chinese government announced its intention to close down obsolete steel production at approximately 40 million tons over the next five years, with 24 million in 2007 alone. Thus, there are still lingering expectations regarding the Chinese steel production scenario and the measures to be taken by the authorities. What is certain is that they have already met their promise to reduce export premiums of finished products on account of the large volume exported in 2006 and first quarter 2007 and the pressure from several countries, such as the US and those in the EU.
The fact may lead to a smaller export volume and larger domestic supply, with pressure on domestic steel prices.

Economic growth in the European Union spurs strong demand and low inventories, which translates into continuity in trade volume and price maintenance.

In the US, increasing prices are forecast due to the pricing power the mills have to pass on cost increases, especially the high price of scrap, the basic raw material of mini-mills, which accounts for around 45% of production in the country.

This positive outlook is seen as lasting at least until the end of the third quarter. Small adjustments or a stability trend are likely to be seen in the fourth quarter 2007. That means that this will be a year in which large fluctuations are not expected.

Average International Flat Steel Prices (market) in 2Q07

FOB Base Prices (w/o extras)	US$/ton
Slab	480 - 520 (*)
Heavy Plate	700 - 800
Hot Rolled Coil	580 - 600
Cold Rolled Coil	650 - 700
Galvanized Coils	800 - 850

(*) including value-added slab products

Domestic Scenario

"Favorable indicators of the Brazilian economy. Demand for flat steel grew 16% in 1Q07."

The first months of 2007 have been marked by the confirmation of positive expectations for the economy and the market, scenario on which the commercial planning of the Usiminas System was based. After reviewing the GDP calculation methodology by the IBGE (Brazilian Census Bureau), our growth estimates for the Brazilian economy in 2007 were revised upward, to 4.4% from 3.7%. The revision is also based on the behavior of important economic segments, whose economic growth pace has been faster than the initial estimates.
It is worthwhile to mention that the "credit" effect has driven retail trade sales in the country, especially in the automotive, electronic apparel and construction material segments. In first quarter 2007, commercial sales increased 7.9% over the same period in 2006.

Demand in 1Q07

Flat steel demand in the domestic market in 1Q07 increased 16% over the same period last year, with an outstanding performance in the large- and small-diameter pipe, industrial, civil construction, agricultural and tractor segments.
Performance in the automotive industry, which continues on its path towards growth in production and sales in the domestic market, reflected on demand, which grew 13.3% in 1Q07.

Outlook for 2007

The outlook for the domestic flat steel market in 2007 remain positive, judging by the good performance in the first months of the year.
Currency stability, abundant credit volume, maintenance in the trend of gradual interest rate reductions will favor durable goods consumption, which lead to a positive impact on the automotive, household appliances and electronic equipment industries.

Additionally, the investments already announced in several sectors of the economy will benefit high flat steel demand industrial sectors, such as civil construction, pipes, shipbuilding and industrial equipment, among others.

Raw Materials and Freight

Iron Ore

Demand for iron ore is likely to remain strong in 2007, mainly due to growing Chinese imports, which this year should reach around 360 million tons, up 19% over 2006.
This fact has been driving the mining industry, which is investing to increase production, including the opening of new mining facilities.
The average price increase of that raw material in the 2007/2008 period was approximately 10%.

Coal/Coke

In 1Q07, coal negotiations in the international market were concluded for new contracts beginning in April and July 2007. Negotiations among Australian suppliers and Japanese mills for premium coking coals resulted in a price decline, a fact that has been repeated in closings in South America and Europe. For other coking coals, prices were also reduced, although by different percentages, depending on the origin and quality of the material. The reduction reflects a series of factors, such as greater balance between supply and demand and also by the natural downward adjustment of coal prices, which have been at high levels.
As for coke, the market remains heated and the Chinese government's export tariffs and an increase in domestic Chinese demand and limited issuance of export licenses have pressured prices, which tend to remain at high levels during the remainder of the year.

Alloys

Supply of alloys and refractories in 1Q07 occurred normally and prices remained stable, except for zinc, which, in spite of still being at high levels, fell in comparison with 4Q06 by approximately 15%.

Freight

Freight will be a factor of cost pressure in 2007, because it has been constantly increasing since May 2006. At present, price indicators show all-time highs, which should be maintained throughout the year. The main reasons are China's growing demand for raw materials and the shortage of ships.

Steel Industry - Global and Brazilian Production

Global

In 1Q07 global crude steel production reached 318.2 million tons, 10% above that in 2006, according to data from the IISI (International Iron and Steel Institute).

China, the world's largest producer, accounted for 36% of crude steel production, 22% higher as compared with 1Q06.

Brazil

Around 8.0 million tons of crude steel were produced in 1Q07, according to preliminary data from the Brazilian Steel Institute (IBS), up 11% over the same period in 2006. Usiminas' production accounted for 26.4% of the total. On the other hand, production of rolled steel (flat and long) reached 6.0 million tons, up 11% over 1Q06.
Crude steel production in Latin America totaled 10.5 million tons, up 6% over 1Q06. Brazil accounted for 49.6% of the production.

Usiminas System - Operational and Commercial Performance

Production (Crude Steel)

Thousand tons	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06	Chg. 1Q07/4Q06
Usiminas	1.098	1.131	1.173	-3%	-6%
Cosipa	1.010	992	1.044	2%	-3%
Total	2.108	2.123	2.217	-1%	-5%

In 1Q07, crude steel production at the Ipatinga and Cubatão plants totaled 2.1 million tons, while rolled steel production was 2.0 million tons, practically stable from the volumes in 1Q06.

The workforce of the two companies totaled 13,698 on 3/31/2007.

By implementing the new investment cycle, the mills have already adopted measures that seek to assure the continuity of operational stability in such a way as to avoid any interruptions in production that threaten equipment and personnel safety.

Consolidated Sales (000 t)



1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
1,971
1,992
1,936
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
32%
33%
28%
72%
73%
71%
71%
78%
70%
69%
54%
62%
69%
68%
67%
72%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
Domestic Market
Export Market

Sales of the Usiminas System

"Domestic sales grew 15% in 1Q07. Usiminas maintains Brazilian market leadership."

Total

Total sales volume in 1Q07 was practically stable compared with 1Q06, around 2.0 million tons. In relation to 4Q06, sales volume was approximately 3% lower. There was, however, a significant change in the sales mix in the domestic and export markets. With the purpose of keeping up with the growth in domestic demand for steel products, sales to the domestic market grew 15%, consequently reducing the volume intended for exports.

Domestic market sales accounted for **72%** of total sales, with **28%** for export.

Domestic Market

In 1Q07, sales reached 1.4 million tons, up 15% over 1Q06. The increase was more significant in the Plate Mill line, stimulated by the positive performance in the large-diameter pipe, industrial equipment, civil construction and distribution segments. In comparison with 4Q06, sales volume grew 3%.

Performance in the automotive sector was a highlight. This industry continues its growth trend in production and sales in the domestic market, which has impacted demand, which grew 13% in 1Q07.

Market Share: The Usiminas System maintained its leadership position in the supply of flat steel to the main domestic market segments, with a 52% market share.

Export Market

In 1Q07, exports totaled 551 thousand tons, down 27% over the same period in 2006. In comparison with 4Q06, the decline was 15%. These variations are a consequence of the plan to adjust Usiminas exports and give priority to local customers.

Sales Volume

Thousand tons	1Q 2007		1Q 2006		4Q 2006		Chg. 1Q07/1Q06
Usiminas							
Domestic Market	801	80%	724	68%	821	77%	11%
Export Market	204	20%	339	32%	244	23%	-40%
Total	**1.005**	100%	**1.063**	100%	**1.065**	100%	**-5%**
Cosipa							
Domestic Market	584	63%	478	54%	523	56%	22%
Export Market	347	37%	413	46%	404	44%	-16%
Total	**931**	100%	**891**	100%	**927**	100%	**4%**
System							
Domestic Market	1.385	72%	1.202	62%	1.344	67%	15%
Export Market	551	28%	752	38%	648	33%	-27%
Total	**1.936**	100%	**1.954**	100%	**1.992**	100%	**-1%**

Sales Volume Mix - 1Q07



Usiminas
Expt
20%
Dom
Mkt
80%
Cosipa
Expt
37%
Dom
Mkt
63%
System
Expt
28%
Dom
Mkt
72%

Usiminas System Exports

1st Quarter 2007			
COUNTRIES		TONS	SHARE (%)
1	GERMANY	131,610	23.9
2	USA	106,519	19.3
3	SPAIN	57,468	10.4
4	ARGENTINA	45,842	8.3
5	CHILE	27,607	5.0
6	INDIA	24,449	4.4
7	ITALIA	20,493	3.7
8	THAILAND	19.204	3.5
9	VENEZUELA	18,832	3.4
10	UK	18,703	3.4
	OTHER	79,973	14.7
TOTAL		550,700	100.0

1st Quarter 2006			
COUNTRIES		TONS	SHARE (%)
1	USA	194,069	25.8
2	MEXICO	139,610	18.6
3	CANADA	95,020	12.6
4	GERMANY	55,086	7.3
5	CHILE	47,511	6.3
6	SOUTH KOREA	38,561	5.1
7	SPAIN	30,683	4.1
8	ARGENTINA	28,797	3.8
9	COLOMBIA	20,265	2.7
10	PORTUGAL	12,497	1.7
	OTHER	89,901	12.0
TOTAL		752,000	100.0

Economic and Financial Performance

"Net revenues grew 13%. EBITDA is 30% higher than in 1Q06."

Net Revenues

Net revenues in 1Q07 totaled R$ 3.3 billion, up 13.0% over 1Q06, due to higher average prices in the period and to mix changes of products sold. Compared with 4Q06, net revenues grew 1.8%.

Net per-ton revenues (Usiminas and Cosipa) were 15.7% higher. The increase in the domestic market was 7.6%.

COGS

In 1Q07, cost of goods sold (COGS) totaled R$ 2.2 billion, up 6% over 1Q06 due to higher prices of raw materials, higher labor costs and purchased slab consumption.

It is worth highlighting that, due to the improvement in the quarter's sales mix, which comprises sales of products with greater added value, costs are also higher.

As compared to 4Q06, COGS was 4.1% greater in 1Q07 because of the increase in raw material and in the purchased slab consumption.

Total per-ton COGS (Usiminas and Cosipa) in 1Q07 was R$ 1,061.00/ton.

Gross Profit

In 1Q07, gross profit reached R$ 1.1 billion, up 28.8% from 1Q06. Gross margin increased by four percentage points, to 34.3%, due to the reasons mentioned in the previous items. Gross margin fell two percentage points over 4Q06.

Operating Profit before Financial Expenses (EBIT)

Operating revenues and expenses in 1Q07 grew 22% over 1Q06. The main variations were:

Sales expenses were 14% lower considering that there were greater port expenses in 1Q06 due to greater export volume (201 thousand tons) and because of demurrage payments.
SG&A grew 22% due to, among other issues, wage increase. On the other hand, **other expenses/revenues** increased 176% because in 1Q06 FEMCO's actuarial surplus was recognized. FEMCO is the pension fund of subsidiary Cosipa.

Compared with 4Q06, operating revenues and expenses were 32% lower due to lower sales expenses (-4%), because of lower exported volume and, consequently, lower port expenses.

SG&A were down 5% over 4Q06, because 4Q06 expenses were impacted by wage adjustments and other expenses. The largest variation was in "other revenues/expenses", a decline of 63%, since 4Q06 was affected by recognition of inventory adjustments and by gain relating to FEMCO's actuarial surplus.

Operating profit before financial expenses reached R$ 964.4 million, up 30% over 1Q06 and 6% above 4Q06.

EBITDA

EBITDA in 1Q07 reached R$ 1.2 billion, up 30% over 1Q06 and practically stable compared with 4Q06.

EBITDA margin in 1Q07 was 35.3%, around five percentage points above the 1Q06 margin, due to improved prices in the period. The margin in 1Q07 was in line with Company expectation.

Financial Result

Net financial expenses in 1Q07 totaled R$ 52 million, a reduction of 73.9% in comparison with 1Q06 due to the reduction in financial charges on debt and reduction of swap expenses.

As compared with 4Q06, net financial expenses declined 22% due to gains with financial investments, lower charges over debt and reduction in exchange losses.

Equity Income

In the consolidated results of the quarter, equity income totaled R$ 73 million versus R$ 21 million in 1Q06, due to improvement in Ternium's results. Equity income was stable comparing with 4Q06.

Income Tax and Social Contribution Tax

The effective income tax and social contribution tax remained stable as compared with 1Q06. In 4Q06, there was an accounting impact of the provision for payment of interest on equity in the amount of R$ 300 million, which reduced tax expenses by approximately R$ 102 million.

"Net Profit is 86% higher than in 1Q06."

Net Profit

Usiminas recorded a consolidated net profit in 1Q07 of R$ 642 million, up 86% over 1Q06, due to the increase in sales revenue, which was benefited by improved prices in the period and lower financial expenses, notwithstanding an increase in costs.

When compared with 4Q06, net profit was 15% lower, mainly due to cost increases and higher expenses with income tax and social contribution tax, since those expenses were reduced by the payment of interest on equity in that quarter.

Indebtedness

Total consolidated debt once again decreased to R$ 3.2 billion as of 3/31/2007 from R$ 3.5 billion as of 12/31/2006. Effective amortization until 3/31/2007 was R$ 208 million (considering amortization less inflow of proceeds).

Made up of 25% in local currency and 75% in foreign currency, 20% of the debt comes due in the short term and 80% in the long term, which is considered adequate by the Company.

Considering cash and applications, net debt at the end of the quarter was R$ 128 million.


Consolidated Net Debt / EBITDA
2,1
1,6
1,1
0,7
0,4 0,4 0,4 0,4 0,3 0,4 0,4
0,2
0,0
2,2 1,9 1,7 1,3 1,0 1,0 1,0 0,9 0,7 0,7 0,8 0,4 0,1
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
CND (US$ billion)
CND/EBITDA


EBITDA & EBITDA Margin
39% 46% 49% 48% 50% 47% 41% 31% 31% 34% 39% 36% 35%
318 422 538 652 646 655 539 404 414 479 565 551 559
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
EBITDA (US$ million)
EBITDA Margin

Investments

Investments in fixed assets totaled R$ 217 million in 1Q07, up 95% over 1Q06.

Material Fact released on 3/14/2007: In a meeting held on 3/14/2007, the Board of Directors of Usiminas approved yet another stage of the Company's investment program, which includes an increase in its steel capacity by 5 million tons/yr, to be done in two stages: in the first, a 2.2 million-ton capacity increase at the Ipatinga plant, focusing on higher value added products, with start up

forecast for 2010/2011; the second stage, an additional increase of 3 million tons of steel/yr, is associated to seeking opportunities to add value in the international market and will be carried out in a location and start up to be defined at the appropriate time.
The new investments, together with investments already underway for cost reductions and mix and quality improvements, should reach approximately US$ 8.4 billion.

Usiminas System Expansion Plan - Main Investments

IPATINGA	Investments underway	Implantation of Steel Shop Nr. 3 Implantation of Coke Oven Battery Nr. 3 Technology Updating Program Other Investments	US$ 4.3 BLN
	Expansion	Expansion of 2.2 million tons of liquid steel and rolled products Increase of 500 thousand tons of Heavy Plate Increase of 600 thousand tons of Hot Rolled Coil Increase of 320 thousand tons of Galvanized Coil	
CUBATÃO	Investments underway	Implantation of New 4-MMt Hot Strip Mill Technology Updating Program Modernization of Continuous Casting Machine Nr. 3 Revamping of Blast Furnace Nr. 1 Other Investments	US$ 1.4 BLN
ADDITIONAL SLAB EXPANSION			US$ 2.7 BLN
TOTAL			US$ 8.4 BLN

Other Quarterly Highlights

Usifast: Usifast, the logistics company of the Usiminas System received authorization from the Internal Revenue Service to expand its services at the Granbel Dry Port, which will be the first of its kind in Brazil accredited as an "industrial dry port".

Thus, Granbel's customers may execute services of handling and reconditioning, assembly or repair, processing, exposition, demonstration and working tests on the products inside the customs area. They also may receive imported input and/or national components with the suspension of taxes levied at the time of importation. The final product may be exported with pro-rata payment of taxes of the input.

The company is betting that the services offered will allow it to meet its goal of being among the ten largest logistics operators in Brazil by 2009.

Usiminas receives the General Motors award for the second consecutive year: General Motors, the largest car maker in the world, awarded Usiminas the "Global Supplier of the Year Award" for the second consecutive year, referring to 2006. The awards ceremony was held on March 30th in Orlando, Florida. The award is a distinction among the best global GM suppliers, which were evaluated using the criteria of Quality, Services, Technology and Price.

- **Bovespa Performance - Bovespa Index**

In the quarter, preferred class "A" shares (USIM5) appreciated by **24.0%**, while the Ibovespa appreciated **3.0%**. Ordinary (USIM3) shares appreciated **24.9%**.

On 3/30/2007, USIM5 shares were quoted at **R$ 99.78** and USIM3 shares at **R$ 119.90**. The table below summarizes the trading of the Company's shares in 1Q07.

Usiminas maintained the fourth position among the shares with the greatest weight in the IBOVESPA, with a 4.12% share in Ibovespa's theoretical portfolio in the January-April 2007 period.

USIM5 and USIM3 versus Ibovespa

From (basis 100) 12/28/2006 to 03/30/2007


130
120
110
100
90
80
124,9
124,0
103,0
dez-06
jan-07
fev-07
mar-07
IBOVESPA
USIM5
USIM3

Trading Summary Table for Usiminas Shares - 1Q07

Stock, ADR or Index	Number of Trades (daily avg)	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 12/28/06
USIM3 (ON)	54	3.473	357.728	24,9%	R$ 119,90
USIM5 (PNA)	1.669	80.274	6.843.688	24,0%	R$ 99,78
USNZY (ADR)	22	1.385	63.865	28,7%	US$ 48.25
XUSI (Latibex)	32	999	31.913	25,7%	€ 35,81
IBOVESPA	58.052	3.500.282.000	154.263.019	3,0%	45.804 pts

- ## ADR Performance in the US

In the quarter, Usiminas shares traded in the United States as Level 1 "USNZY" in the OTC market appreciated by 28.7%. On 3/30/2007, they were quoted at US$ 48.25.

- ## Latibex Madrid Performance

Shares listed on the Latibex (XUSI) were the second most traded and rose 25.7% in the quarter, quoted at EUR 35.81 on 3/30/2007.

Material Facts Subsequent to the end of the quarter

Secondary Offering of shares belonging to CVRD/PREVI: on 4/27/2007, the announcement of initiation of a public offering of secondary distribution of 16,399,269 ordinary shares was published. Such shares were issued by Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas is owned by Companhia Vale do Rio Doce - CVRD and Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI.
On 5/07/2007, the closing of the offering was announced, informing that the shares sold to the market were 16,399,269 initial shares and 2,409,890 supplementary shares, totaling 18,809,159 shares. The total amount of the offering was R$ 2,069,007,490.00.

Ordinary Shareholders Meeting on 4/30/2007: the General Ordinary Meeting of the shareholders approved, among other issues, the ratification of anticipated, intermediate and complementary distribution of interest on equity capital and additional dividends; the election of two board members and one alternate of the Board of Directors and the election of the members of the Fiscal Council, effective members and alternates.

Latibex: On 4/24/2007, CVM approved the Depositary Receipt Program relative to ordinary shares of Usiminas for trading in the Spanish market. On 5/03/2007, the shares began to be traded on the Latibex.

Other Companies of the Usiminas System

Ternium

On 5/03/2007, Ternium released its 1Q07 earnings report, as per the summary below:

Summary of Results	1Q07	1Q06	Chg %
Product Shipments - thsd. t	**2,498.9**	**2,248.0**	**11**
Net Sales - US$ million	**1,798.3**	**1,531.0**	**17**
Gross Profit - US$ million	**574.4**	**541.3**	**6**
Operating Profit - US$ million	**415.4**	**392.5**	**6**
EBITDA - US$ million	**530.7**	**500.5**	**6**
EBITDA Margin	**30%**	**33%**	**-3pp**
Net Profit - US$ million	**251.6**	**194.5**	**29**
Net Profit - Controlling Share. US$ million	**222.1**	**165.0**	**35**

Ternium's shipments in the quarter grew 11% over the same period in 2006, resulting in net revenues of US$ 1.8 billion, up 17% over 1Q06. Operating profit grew 6% mainly due to greater shipment volume and better average prices, partially offsetting the increase in raw materials and labor costs.
These factors associated to lower financial expenses provided a net profit to its shareholders 35% greater than that recorded in the same period of the previous year.

On 5/02/2007, Ternium announced its intention to acquire control of Grupo Imsa S.A.B in Mexico for the amount of US$ 1.7 billion, aiming at strengthening its position in North America, where over 60% of its revenue is concentrated. The transaction, subject to approval by the Mexican authorities, will be financed by bank loans and is expected to be concluded by the third quarter of 2007.

Ternium is one of the largest steel producers in the Americas, offering a large array of products including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a vast distribution network.

Usiminas has a 14.25% stake in Ternium's total capital, in which it is a partner with the Techint Group.

MRS Logistica

On 5/02/2007, MRS released its 1Q07 earnings report, as per the summary below:

Summary of Results	1Q07	1Q06	Chg %
Volume transported - million tons	**27.8**	**25.0**	**11**
Net Revenues - R$ million	**480.4**	**411,0**	**17**
Operating profit (before Financial Result) - R$ million	**197,6**	**154,9**	**28**
EBITDA - R$ million	**231,5**	**186,1**	**24**
EBITDA Margin	**48%**	**45%**	**+ 3pp**
Net Income - R$ million	**121,5**	**98,4**	**23**

In relation to 1Q06, the net income of MRS grew 23.5%, since it hauled less cargo in 1Q06. EBITDA reached R$ 231.5 million and EBITDA margin was 48.2%, three percentage points above that in 1Q06.

MRS Logistica is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the rail transportation market, interconnecting the States of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It is also home for the largest industrial complexes in the country. Through MRS's network it is also possible to reach the ports of Sepetiba and Santos (the largest in Latin America).

MRS's activities focus on rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and integrated logistics.

Usiminas holds 20% of the voting capital and is part of the Company's control group.

Unigal

In 1Q07, 113.4 thousand tons of products were processed, up 3% over the same period of 2006, providing net revenues of R$ 42.4 million, 5% greater than in 1Q06.
In the quarter, EBITDA reached R$ 38.1 million, up 17% compared with 1Q06 and net income in the quarter reached R$ 7.8 million, a significant growth in view of the fact that in the same period of 2006, a loss of R$ 4.8 million was incurred.

As a joint venture between Usiminas and Nippon Steel, Unigal processes cold rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

Usiminas Mecânica S/A (UMSA)

In 1Q07, the Company posted net income of R$ 13.6 million, a significant growth considering the loss incurred in 1Q06 of R$ 9.6 million, consequence of the long-term project portfolio at the end of 2006.

UMSA is a Capital Goods Manufacturer and Service Provider and has diverse long-term projects, highlighting: assembly of Sintering Machine II of Gerdau-Açominas; supply of structures, equipment and assembly at Alumar; supply of structures, equipment and assembly of the Alunorte expansion and the Passagem Bridge in Vitória, ES.

Usiminas holds 99.9% interest in the capital of Usiminas Mecânica S.A..

Further information:
Investor Relations Department

Bruno Seno Fusaro

brunofusaro@usiminas.com.br
Tel: +55 (31) 3499-8710

Matheus Perdigão Rosa

mprosa@usiminas.com.br
Tel: +55 (31) 3499-8056

Luciana Valadares dos Santos

lsantos@usiminas.com.br
Tel: +55 (31) 3499-8619

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: +55 (11) 5070-8980 (Cosipa - SP)
Tel: +55 (31) 3499-8617 (Usiminas -BH)

FIRB
FINANCIAL INVESTOR RELATIONS

Financial Investor Relations Brasil
Ligia Montagnani – Consultant
Tel.: (55 11) 3897-6405
ligia.montagnani@firb.com

Custodian Bank of the Shares: Bradesco S/A
Shareholder Department
Fone: 00X11 – 3684-9495

ADRs - Depositary Bank: The Bank of New York

Visit our Investor Relations page: www.usiminas.com.br

Conference calls: Friday, May 11, 2007

Local, at 10:30 AM (Brasília).
Dial-in telephone number:
(11) 4688-6301

International, at 12:00 PM (Brasília).
Dial-in telephones numbers:
US: (1 800) 860-2442
Brazil: (11) 4688-6301
Other countries: (1 412) 858-4600

Audio of the conference call will be transmitted live via Internet, together with a slide presentation on our website: www.usiminas.com.br

Declarations contained in this release relative to the business outlook of the Company, forecasts of operating and financial income and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Net Revenues	**1.733.919**	**1.607.694**	**1.794.201**	**8%**
Domestic Market	1.455.684	1.213.164	1.465.063	20%
Export Market	278.235	394.530	329.138	-29%
COGS	(1.114.214)	(1.071.346)	(1.158.415)	4%
Gross Profit	**619.705**	**536.348**	**635.786**	**16%**
Gross Margin	**36%**	**33%**	**35%**	**+3 p.p.**
Operating Income (Expenses)	**(95.415)**	**(93.143)**	**(104.385)**	**2%**
Selling	(28.471)	(37.026)	(25.600)	-23%
General and Administrative	(38.155)	(32.323)	(39.317)	18%
Others, Net	(28.789)	(23.794)	(39.468)	21%
EBIT	**524.290**	**443.205**	**531.401**	**18%**
EBIT Margin	**30%**	**28%**	**30%**	**+2 p.p.**
Financial Result	(59.883)	(153.984)	(32.423)	-61%
Financial Income	(46.186)	(105.846)	237	-56%
Financial Expenses	(13.697)	(48.138)	(32.660)	-72%
Equity Income	355.064	166.542	302.800	113%
Operating Result	**819.471**	**455.763**	**801.778**	**80%**
Non-Operating Income	448	1.245	29.365	-64%
Profit Before Taxes	**819.919**	**457.008**	**831.143**	**79%**
Income Tax / Social Contribution	(179.846)	(131.143)	(81.373)	37%
Income before Taxes and Profit Sharing	640.073	325.865	749.770	96%
Net Income	**640.073**	**325.865**	**749.770**	**96%**
Net Margin	**37%**	**20%**	**42%**	**+17 p.p.**
Net Income per thousand shares	**2,91768**	**1,48541**	**3,41771**	**96%**
EBITDA	**626.855**	**525.210**	**638.523**	**19%**
EBITDA Margin	**36,2%**	**32,7%**	**35,6%**	**+3,5 p.p.**
Depreciation	69.289	65.189	67.657	6%
Provisions	33.276	16.816	39.465	98%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Net Revenues	**3.336.070**	**2.957.602**	**3.276.934**	**13%**
Domestic Market	2.618.671	2.131.823	2.401.413	23%
Export Market	**717.399**	**825.779**	**875.521**	-13%
COGS	(2.191.846)	(2.069.201)	(2.105.494)	6%
Gross Profit	**1.144.224**	**888.401**	**1.171.440**	**29%**
Gross Margin %	**34%**	**30%**	**36%**	**+4 p.p.**
Operating Income (Expenses)	**(179.843)**	**(147.146)**	**(264.292)**	**22%**
Selling	(60.199)	(69.972)	(62.523)	-14%
General and Administrative	(73.548)	(60.468)	(77.500)	22%
Others, Net	(46.096)	(16.706)	(124.269)	176%
EBIT	**964.381**	**741.255**	**907.148**	**30%**
EBIT Margin %	**29%**	**25%**	**28%**	**+4 p.p.**
Financial Result	(51.680)	(198.067)	(66.018)	-74%
Equity Income	72.857	21.175	72.724	244%
Operating Result	**985.558**	**564.363**	**913.854**	**75%**
Non-Operating Income	(126)	11.290	31.719	
Profit Before Taxes	**985.432**	**575.653**	**945.573**	**71%**
Income Tax / Social Contribution	(337.708)	(226.027)	(189.282)	49%
Income before Taxes	**647.724**	**349.626**	**756.291**	**85%**
Minority Interests	(5.898)	(5.013)	(4.079)	18%
Net Income	**641.826**	**344.613**	**752.212**	**86%**
Net Margin	**19%**	**12%**	**23%**	**+7 p.p.**
Net Income per thousand shares	2,92567	1,57087	3,42885	86%
EBITDA	**1.177.638**	**908.039**	**1.186.154**	**30%**
EBITDA Margin %	**35,3%**	**30,7%**	**36,2%**	**+4,6 p.p.**
Depreciation	176.749	170.838	171.948	3%
Provisions	36.508	(4.054)	107.058	

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	1Q 2007	1Q 2006	1Q 2007	1Q 2006
Operating Activities				
Net Income (Loss) in the Period	640.073	325.865	641.826	344.613
Financial Expenses and Monetary Var/Net Exchge Var	73.709	140.679	65.348	136.915
Depreciation, Exhaustion and Amortization	69.289	65.189	176.749	170.821
Investment Write-offs (Decrease in Permanent Assets)	1.795	153	1.917	137
Equity in the Results of Subsidiaries/Associated Companies	(355.064)	(166.542)	(72.857)	(21.175)
Dividend Income from Subsidiaries	28.648	0	28.648	0
Income Tax and Social Contribution	126.481	131.143	284.343	226.027
Provisions	(942)	(3.222)	14.844	(25.085)
Adjustment for Minority Participation	0	0	5.898	5.013
Total	**583.989**	**493.265**	**1.146.716**	**837.266**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	42.786	(8.382)	46.433	64.807
Increase (Decrease) in Inventories	(10.673)	120.136	(27.992)	115.081
Increase (Decrease) in Recovery of Taxes	6.285	(10.928)	(6.399)	(4.960)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	57.043	18.968	65.518	28.189
Increase (Decrease) in Judicial Deposits	(224)	1.782	(2.956)	(4.575)
Increase (Decrease) in Accounts Receivables Affiliated Companies	1.505	(2.547)	0	270.493
Others	(41.894)	30.073	(57.536)	(14.141)
Total	**54.828**	**149.102**	**17.068**	**454.894**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(20.072)	(2.232)	11.327	(53.778)
Amounts Owed to Affiliated Companies	(10.780)	1.440	(13.957)	(7.680)
Customers Advances	9.416	3.467	44.977	44.196
Tax Payable	14.057	(6.106)	53.371	17.193
Income Tax and Social Contribution	(69.637)	(256.555)	(193.512)	(451.805)
Others	10.259	4.985	(9.170)	104.511
Total	**(66.757)**	**(255.001)**	**(106.964)**	**(347.363)**
Cashflow Generated from Operating Activities	**572.060**	**387.366**	**1.056.820**	**944.797**
Financial Activities				
Inflow of Loans and Financing	46.941	711	115.040	40.846
Payment of Loans and Financing	(111.174)	(143.611)	(323.123)	(372.472)
Interest paid on Loans, Financ., and taxes payable in installments	(16.474)	(22.316)	(85.376)	(86.994)
Swap Operation Redemptions	(388)	(105.003)	(171.912)	(152.484)
Dividends Paid	(33.820)	(6.850)	(34.310)	(6.850)
Net Funds from Financial Activities	**(114.915)**	**(277.069)**	**(499.681)**	**(577.954)**
Investment Activities				
(Additions) in Long-term Investments	0	0	17.803	(262.029)
(Additions) to Permanent Assets, except Deferred Charges	(79.714)	(47.956)	(216.899)	(111.336)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(79.714)**	**(47.956)**	**(199.096)**	**(373.365)**
Exchange Variation of Cash and Cash Equivalents	**(10.043)**	**(17.678)**	**(25.735)**	**(44.338)**
Cash Balance Change	**367.388**	**44.663**	**332.308**	**(50.860)**
At the Beginning of the Period	1.274.494	1.081.919	2.721.062	1.930.654
At the End of the Period	1.641.882	1.126.582	3.053.370	1.879.794

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company 30-mar-07	Parent Company 30-dec-06	Consolidated 30-mar-07	Consolidated 30-dec-06
Current Assets	4.187.860	3.873.112	7.914.352	7.582.233
Cash and Cash Equivalents	1.641.882	1.274.494	3.053.370	2.721.062
Trade Accounts Receivable	965.834	1.008.620	1.749.623	1.796.055
Taxes Recoverable	29.820	36.105	97.469	98.853
Inventories	1.258.921	1.248.248	2.570.785	2.542.793
Deferred Income Tax & Social Contrb'n	98.498	155.541	220.238	256.836
Other Securities Receivables	192.905	150.104	222.867	166.634
Long-Term Receivable	707.325	709.513	1.116.795	1.133.673
Deferred Income Tax & Social Contrb'n	347.336	347.336	512.052	540.972
Related Company Credits	7.527	9.032	48	48
Deposits at Law	254.456	254.232	429.020	426.064
Taxes Recoverable	15.162	16.147	48.355	40.572
Others	82.844	82.766	127.320	126.017
Permanent Assets	10.030.224	9.761.535	10.289.213	10.259.583
Investments	6.608.888	6.348.829	1.744.576	1.762.748
Property, Plant and Equipment	3.421.336	3.412.706	8.520.330	8.471.965
Deferred	-	-	24.307	24.870
Total Assets	14.925.409	14.344.160	19.320.360	18.975.489

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company 30-mar-07	Parent Company 30-dec-06	Consolidated 30-mar-07	Consolidated 30-dec-06
Current Liabilities	1.629.584	1.647.754	3.010.188	3.175.786
Loans and Financing and Taxes Payable in Installments	224.383	290.382	616.324	760.903
Suppliers, Subcontractors and Freight	230.227	250.299	536.371	525.044
Taxes, Charges and Payroll Taxes	267.026	193.943	477.004	388.658
Related Companies	264.227	252.108	215.755	228.747
Financial Instruments	3.742	7.185	111.134	246.907
FEMCO	-	-	8.500	9.124
Dividends Payable	469.309	503.129	473.965	508.709
Others	170.670	150.708	571.135	507.694
Long-Term Liabilities	2.195.826	2.236.480	5.146.862	5.283.632
Loans and Financing and Taxes Payable in Installments	603.678	628.555	2.290.531	2.446.796
Related Companies	37.329	60.228	8.192	9.157
Provision for Contingencies	581.720	569.583	1.079.447	1.053.957
Actuarial Liability	898.962	899.904	986.178	977.015
Financial Instruments	8.489	10.533	246.770	258.843
FEMCO	-	-	266.271	273.417
Others	65.648	67.677	269.473	264.447
Minority Interests	-	-	103.453	98.040
Shareholders' Equity	11.099.999	10.459.926	11.059.857	10.418.031
Capital	5.400.000	5.400.000	5.400.000	5.400.000
Reserves	5.059.926	2.557.962	5.018.031	2.502.570
Revenues from Fiscal Year	640.073	2.501.964	641.826	2.515.461
Total Liabilities and Shareholders' Equity	14.925.409	14.344.160	19.320.360	18.975.489

Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Net Revenues	**1.396.672**	**1.113.086**	**1.372.975**	**25%**
Domestic Market	973.403	734.744	873.780	32%
Export Market	423.269	378.342	499.195	12%
COGS	(970.982)	(862.620)	(938.763)	13%
Gross Profit	**425.690**	**250.466**	**434.212**	**70%**
Gross Margin	**30%**	**23%**	**32%**	**+7 p.p.**
Operating Income (Expenses)	**(51.864)**	**(13.948)**	**(124.622)**	**272%**
Selling	(18.736)	(16.052)	(19.769)	17%
General and Administrative	(15.631)	(11.176)	(16.262)	40%
Others, Net	(17.497)	13.280	(88.591)	-232%
EBIT	**373.826**	**236.518**	**309.590**	**58%**
EBIT Margin	**27%**	**21%**	**23%**	**+6 p.p.**
Financial Result	10.979	(34.216)	(24.612)	0%
Operating Result	384.805	202.302	284.978	90%
Non-Operating Income	(564)	(465)	(540)	21%
Profit Before Taxes	**384.241**	**201.837**	**284.438**	**90%**
Income Tax / Social Contribution	(131.989)	(67.234)	(89.425)	96%
Minority Interests	(1.869)	(989)	(1.037)	89%
Net Income	**250.383**	**133.614**	**193.976**	**87%**
EBITDA	**468.898**	**307.054**	**468.058**	**53%**
EBITDA Margin	**34%**	**28%**	**34%**	**+6 p.p.**

Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded 1Q 07	1Q 06
Operating Activities		
Net Income (Loss) in the Period	250.383	133.614
Financial Expenses and Monetary Var/Net Exchge Var	(1.024)	20.087
Depreciation, Exhaustion and Amortization	94.055	93.043
Investment Write-offs (Decrease in Permanent Assets)	102	0
Dividend Income from Subsidiaries	0	1
Income Tax and Social Contribution	131.989	67.234
Provisions	10.024	(22.136)
Others adjustments	1.869	989
Adjustment for Minority Participation	0	0
Total	**487.398**	**292.832**
Increase/Decrease of Assets		
Increase (Decrease) in Accounts Receivables	58.808	118.255
Increase (Decrease) in Inventories	(36.036)	(9.627)
Increase (Decrease) in Recovery of Taxes	(6.845)	(311)
Increase (Decrease) from Deferred Income Tax &	(117)	2.786
Increase (Decrease) in Judicial Deposits	(1.437)	(7.128)
Others	22.551	2.041
Total	**36.924**	**106.016**
Increase (Decrease) of Liabilities		
Increase (Decrease) in Suppliers	27.691	(32.996)
Amounts Owed to Affiliated Companies	0	(570)
Tax Payable	35.334	(139.093)
Income Tax and Social Contribution	(117.175)	(4.536)
Others	(16.528)	13.038
Total	**(70.678)**	**(164.157)**
Cashflow Generated from Operating Activities	**453.644**	**234.691**
Financial Activities		
Inflow of Loans and Financing	2.311	17.411
Payment of Loans, Financing and Debentures	(190.169)	(203.080)
Interest paid on Loans, Financ., Debent.and tax	(58.149)	(56.005)
Swap Operation Redemptions	(171.524)	(47.129)
Dividends Paid	(490)	0
Others	(7.486)	(10.507)
Net Funds from Financial Activities	**(425.507)**	**(299.310)**
Investment Activities		
(Additions) to Permanent Assets, except Deferred Charges	(65.339)	(54.842)
Funds Used for Investments	**(65.339)**	**(54.842)**
Exchange Variation of Cash and Cash Equivalents	**(6.987)**	**(10.706)**
Cash Balance Change	**(44.189)**	**(130.167)**
At the Beginning of the Period	1.078.420	587.566
At the End of the Period	1.034.231	457.399

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Assets

Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated	
	31-mar-07	31-dec-06
Current Assets	**2.873.290**	**2.934.486**
Cash and Cash Equivalents	1.034.231	1.078.420
Trade Accounts Receivable	549.935	608.743
Taxes Recoverable	21.669	20.650
Inventories	1.109.378	1.073.342
Deferred Income Tax & Social Contrb'n	95.667	96.266
Other Securities Receivables	62.410	57.065
Long-Term Receivable	**271.886**	**292.215**
Deferred Income Tax & Social Contrb'n	60.902	89.391
Deposits at Law	140.450	137.943
Taxes Recoverable	28.390	23.838
Others	42.144	41.043
Permanent Assets	**4.462.744**	**4.483.762**
Investments	131	131
Property, Plant and Equipment	4.440.632	4.460.307
Deferred	21.981	23.324
Total Assets	**7.607.920**	**7.710.463**

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated	
	31-mar-07	31-dec-06
Current Liabilities	**1.072.690**	**1.250.325**
Loans and Financing and Taxes Payable in Installments	333.826	404.920
Suppliers, Subcontractors and Freight	308.615	280.926
Taxes Payable in Installments	78.561	42.525
Income Tax and Social Contribution	77.122	95.500
Salaries	74.642	74.360
Financial Instruments	52.444	188.719
Actuarial Liability	8.500	9.124
Dividends Payable	85.926	86.850
Others	53.054	67.401
Long-Term Liabilities	**2.700.122**	**2.876.792**
Loans and Financing and Taxes Payable in Installments	1.668.296	1.850.310
Provision for Contingencies	432.137	419.247
Actuarial Liability	298.774	295.815
Financial Instruments	128.385	146.304
Deferred Income Tax & Social Contrb'n	163.163	160.449
Others	9.367	4.667
Minority Interests	**33.620**	**32.241**
Shareholders' Equity	**3.801.488**	**3.551.105**
Capital	2.037.814	2.037.814
Reserves	1.513.291	1.513.291
Revenues from Fiscal Year	250.383	-
Total Liabilities and Shareholders' Equity	**7.607.920**	**7.710.463**

Sales Volume Breakdown - Consolidated

Thousand tons	1Q 2007		1Q 2006		4Q 2006		Chg. 1Q07/1Q06
TOTAL SALES	1.936	100%	1.954	100%	1.992	100%	-1%
Heavy Plates	462	24%	365	19%	472	24%	27%
Hot Coils/Sheets	538	28%	540	28%	507	25%	0%
Cold Coils/Sheets	528	27%	521	27%	513	26%	1%
Electrogalvanized Coils	63	3%	61	3%	61	3%	3%
Hot Dip Galvanized Coils	95	5%	105	5%	102	5%	-10%
Processed Products	63	3%	83	4%	77	4%	-24%
Slabs	187	10%	279	14%	260	13%	-33%
TOTAL SALES - DOMESTIC MARKET	1.385	72%	1.202	62%	1.344	67%	15%
Heavy Plates	360	20%	211	11%	331	17%	71%
Hot Coils/Sheets	454	23%	434	23%	453	22%	5%
Cold Coils/Sheets	362	19%	349	18%	353	18%	4%
Electrogalvanized Coils	48	2%	44	2%	47	2%	9%
Hot Dip Galvanized Coils	86	4%	77	4%	82	4%	12%
Processed Products	41	2%	43	2%	42	2%	-5%
Slabs	34	2%	44	2%	36	2%	-23%
TOTAL SALES - EXPORTS	551	28%	752	38%	648	33%	-27%
Heavy Plates	102	5%	154	8%	141	7%	-34%
Hot Coils/Sheets	84	4%	106	5%	54	3%	-21%
Cold Coils/Sheets	166	9%	172	9%	160	8%	-3%
Electrogalvanized Coils	15	1%	17	1%	14	1%	-12%
Hot Dip Galvanized Coils	9	0%	28	1%	20	1%	0%
Processed Products	22	1%	40	2%	35	2%	-45%
Slabs	153	8%	235	12%	224	11%	-35%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	1Q 07	4Q 06	3Q 06	2Q 06	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1.593	1.567	1.537	1.419	1.379	1.396	1.635	1.800	1.836
Heavy Plates	1.888	1.823	1.644	1.591	1.645	1.807	2.009	2.031	2.034
Hot Coils/Sheets	1.347	1.354	1.356	1.294	1.239	1.340	1.445	1.673	1.654
Cold Coils/Sheets	1.557	1.601	1.633	1.550	1.485	1.512	1.610	1.834	1.922
Electrogalvanized Coils	2.068	2.004	2.089	1.987	1.943	2.052	2.191	2.253	2.291
Hot Dip Galvanized Coils	2.106	2.044	2.069	1.934	1.861	2.095	2.094	2.195	2.289
Processed Products	1.939	1.876	1.996	1.812	1.766	1.982	2.078	2.296	2.342
Slabs	829	851	955	656	692	644	803	1.052	1.081

Sectorial Sales - Consolidated

Thousand tonnes	1Q 07		1Q 06		4Q 06		Chg. 1Q07/1Q06
Domestic Market	1.385	100%	1.202	100%	1.344	100%	15%
Auto	185	13%	153	13%	168	12%	21%
Autoparts	240	17%	223	19%	225	17%	7%
Shipbuilding	12	1%	4	0%	14	1%	210%
Line Pipes	115	8%	71	6%	106	8%	61%
Small Diameter Pipes	80	6%	92	8%	112	8%	-13%
Packaging	21	2%	21	2%	20	2%	0%
Household Appliances	33	2%	29	2%	31	2%	14%
Civil Construction	82	6%	108	9%	76	6%	-24%
Electrical Equipment	63	5%	59	5%	54	4%	6%
Distributors	292	21%	273	22%	301	22%	7%
Industrial Equipment	110	8%	41	3%	67	5%	170%
Others	153	11%	129	11%	170	13%	19%

Market Share - Usiminas System (*)

(% volume)

	1Q07 (*)	2006 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	52%	52%	53%	55%	60%
Auto	62%	59%	59%	55%	62%
Autoparts	65%	62%	59%	62%	67%
Shipbuilding	100%	100%	100%	100%	100%
Electrical Equipment	68%	65%	66%	63%	58%
Household Appliances	34%	38%	33%	36%	44%
Line Pipes	96%	98%	94%	98%	95%
Small Diameter Pipes	40%	54%	54%	60%	68%
Packaging	12%	13%	14%	15%	16%
Civil Construction	36%	40%	44%	48%	58%
Distributors	43%	42%	44%	51%	59%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.

Source: Information System - IBS

Loans and Financing by Index - Consolidated

R$ million	30-mar-07 Short Term	Long Term	TOTAL	30-dec-06 TOTAL	Chg. mar07/ dec06
TOTAL DEBT					
Foreign Currency (*)	421.626	1.969.665	**2.391.291**	2.555.308	-6%
IGP-M	58.384	0	**58.384**	116.553	-50%
TJLP	105.909	192.242	**298.151**	373.043	-20%
Others	7.994	6.696	**14.690**	14.202	3%
Sub-Total	**593.913**	**2.168.603**	**2.762.516**	**3.059.106**	-10%
Debentures	0	0	**0**	0	0%
Sub-Total	593.913	2.168.603	**2.762.516**	3.059.106	-10%
Taxes Payable in Installments	22.411	121.928	**144.339**	148.593	-3%
TOTAL	**616.324**	**2.290.531**	**2.906.855**	**3.207.699**	-9%
FEMCO	8.500	266.271	**274.771**	273.417	0%
TOTAL DEBT	**624.824**	**2.556.802**	**3.181.626**	**3.481.116**	-9%
Cash and Cash Equivalents			**3.053.370**	**2.721.062**	12%
NET DEBT			**128.256**	**760.054**	-83%

(*) 92,1% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Monetary Effects	(21.409)	(22.421)	(20.441)	-5%
Exchange Variation	63.449	94.612	41.813	-33%
Exchange Variation on foreign related companies	(60.204)	(79.736)	(21.359)	-24%
Hedge Income (Expenses)	(29.422)	(167.402)	(33.568)	-82%
Interest on Loans, Financing, ACC's and Pre-Payment	(59.902)	(70.604)	(68.493)	-15%
Financial Income	79.724	79.454	67.606	0%
Other Financial Expenses	(23.916)	(31.970)	(31.576)	-25%
NET INTEREST INCOME	**(51.680)**	**(198.067)**	**(66.018)**	**-74%**

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS held at its headquarters located at Rua Prof. José Vieira de Mendonça, 3011, in the city of Belo Horizonte, capital of the State of Minas Gerais on May 9, 2007 at 10:30 AM.

Attendance of Board Members - Bertoldo Machado Veiga, Presidente; demais membros: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Kenichi Asaka, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (who conducted the proceedings), Shinya Higuchi and Wilson Nélio Brumer.
The following also took part in the proceedings: Alternates José Florêncio Rodrigues Neto and Maurício Iodice Cepeda; Directors Paulo Penido Pinto Marques and Hiroyuki Nakagawa; João Lucas Ferraz Dungas, Superintendent Controller; and General Secretary Juventino Moraes da Franca.
Subjects/Deliberations-
Economic Market Analysis – Global GDP growth was presented, as well as those of industrialized and emerging countries, besides the economic scenario in Brazil, its flat steel demand, and demand/supply estimates, which signals a positive outlook for the year.
1st Quarter 2007 Results; forecast for 1st half 2007: Consolidated results were analyzed (Usiminas/Cosipa/other) in the first quarter of the current year: net revenues of R$ 3.3 billion, 12.8% higher over the same period in 2006; cost of goods sold in the amount of R$ 2.1 billion, 5.9% higher than in 2006; EBITDA 29.7% higher. Net consolidated debt on 3/31/2007 was US$ 63 million after reduction of US$ 123.8 million in the period. The trend of operating results was also analyzed for the first half of the year (Usiminas/Cosipa) in terms of production and sales, costs, EBITDA, operating profit.
Report on Sparrows Point – Results of the evaluation and of the due diligence performed on the North American steel company Sparrows Point by a team from Usiminas were presented, as well as simulations requested by shareholders. The Board analyzed and thoroughly debated the technical report and recommendation of the Executive Board.
Greenfield Plant – An executive summary of the study "Evaluation of Greenfield Investment Opportunities – Suggestion for an Approach", containing the advantages of a

greenfield expansion abroad in terms of investments, market, costs and liabilities, compared to acquisitions was presented to the Board. The study also show the key aspects to be considered in the analyses about potential acquisition targets or greenfield options, with a suggestion at the end of the creation of a joint Usiminas/Shareholder team in such a manner as to better align the evaluation process.

Progress of the Investment Programs – Advances since the last Board Meeting in August 2006 were reported in the Wave 1 projects (Strengthening and maximization of value of present operations) and Wave 2 (Growth) in the Ipatinga and Cubatão plants.

Usiminas Share Offering – The conclusion of the offering for sale of ordinary shares of Usiminas held by CVRD and PREVI in the amount of 18.8 million shares placed in the country and abroad was communicated to the Board.

Board member Gabriel Stoliar was requested by the sellers to record in the minutes of the meeting the thanks and praise to the Usiminas team for its professionalism and quality of the work.

TERNIUM – First quarter 2007 earnings report was shown of TERNIUM holding company, including the debt situation. With respect to the acquisition of IMSA, 2006 data on the Mexican company was presented covering production, sales, employees and finances. IMSA has operating units and service centers in Mexico, Guatemala and the United States, with Ternium having celebrated an agreement on April 29 with the Controlling Group (90.6% of shareholder capital) for acquisition at the price of US$6.4 per share, equivalent to US$1.7 billion of total equity, with financing of Calyon/Citigroup. The conclusion of the transaction is expected in 3rd quarter 2007.

USIPARTS – The conclusion of the first investment stage of Usiparts S/A – Sistemas Automotivos was highlighted in the amount of R$ 46 million. The second stage, with two new presses in the estimated amount of R$ 15 million will be implemented in the near future.

Committees – The creation of Internal Committees to aid the Board in Human Resources and Auditing to be composed by members of the Board of Directors was approved, with the following composition: ***Human Resources Committee*** – Board members Antônio Luiz Benevides Xavier, Bertoldo Machado Veiga, Shinya Higuchi and Wilson Nélio Brumer; ***Auditing Committee*** – Board members Bertoldo Machado Veiga, Gabriel Stoliar, Hidemi Kawai and Wilson Nélio Brumer.

Having finished the business of the day, the meeting was declared concluded and the respective minutes were drawn up in Registry CA-02. Belo Horizonte, May 9, 2007.

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly-Traded Company

Summary of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS held at its headquarters at Rua Professor Vieira de Mendonça, 3011, in Belo Horizonte, Capital city of the State of Minas Gerais on May 9, 2007 at 10:30 AM.

Attendence: Bertoldo Machado Veiga, President; other members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Kenichi Asaka, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (conductor of the business), Shinya Higuchi and Wilson Nélio Brumer.

Subjects/Deliberations-

Economic Market Analysis – Global GDP growth was presented, as well as those of industrialized and emerging countries, besides the economic scenario in Brazil, its flat steel demand, and demand/supply estimates.

1st Quarter 2007 Results; forecast for 1st half 2007: Consolidated results were analyzed (Usiminas/Cosipa/others) in the first quarter of the current year: net revenues of R$ 3.3 billion, 12.8% higher over the same period in 2006; cost of goods sold in the amount of R$ 2.1 billion, 5.9% higher than in 2006; EBITDA 29.7% higher. Net consolidated debt on 3/31/2007 was US$ 63 million after reduction of US$ 124 million in the quarter. The trend of operating results was also analyzed for the first half of the year (Usiminas/Cosipa) in terms of production and sales, costs, EBITDA, operating profit.

Report on Sparrows Point – Results of the evaluation and of the due diligence performed on the North American steel company by a team from Usiminas were presented at Sparrows Point, as well as simulations requested by shareholders.

Progress of the Investment Programs – Advances since the last Board Meeting in August 2006 were reported in the Wave 1 projects (Strengthening and maximization of value of present operations) and Wave 2 (Growth) in the Ipatinga and Cubatão plants.

Usiminas Share Offering – The conclusion of the offering for sale of ordinary shares of Usiminas held by CVRD and PREVI in the amount of 18.8 million shares was communicated to the Board.

TERNIUM – First quarter 2007 earnings report was shown of TERNIUM holding company, where Usiminas has a 14.253% share of capital. Regarding the acquisition by TERNIUM of IMSA, 2006 data on the Mexican steel company was presented covering production, sales, employees and finances.

USIPARTS – The conclusion of the first investment stage of Usiparts S/A – Sistemas Automotivos was highlighted in the amount of R$ 46 million. The second stage, with two new presses in the estimated amount of R$ 15 million will be implemented in the near future.

Committees – The creation of Internal Committees to aid the Board in Human Resources and Auditing to be composed by members of the Board of Directors was approved.

Free Translation

RECEIVED

2007 JUL -3 A 8:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

GENERAL ORDINARY MEETING

The Meeting was held on April 10, 2007 at 3:00PM at the Company's headquarters at Rua Prof. José Vieira de Mendonça, 3.011, in the city of Belo Horizonte, Capital of the State of Minas Gerais. The business of the day was initiated with the presence of shareholders representing a number above the legal quorum. Also present were Messrs. Bertoldo Machado Veiga, Chairman of the Board of Directors; Antônio Joaquim Ferreira Custódio, member of the Fiscal Council; and João Ricardo Pereira da Costa, representative of Independent Auditors Ernst&Young. The business of the day was conducted by Rinaldo Campos Soares; Secretary Juventino Moraes da Franca. **II)** The Meeting was notified as per notification published in the month of March 2007 in newspapers: Minas Gerais, Section I (dates 21, 22 e 23 - pages 52, 82 and 71, respectively), Estado de Minas (dates 21, 22 and 23 - pages 22, 24 e 26, respectively) and Gazeta Mercantil (dates 21, 22 e 23 - pages A-9, A-13 and A-9, respectively) for the purpose of deliberating on the following matters: **1)** Management Report and Financial Reports for the fiscal year ending on December 31, 2006; **2)** destination of net profit of the fiscal year and ratification of the anticipated distributions of intermediate and complementary interest on equity capital and additional dividends; **3)** fixation of the annual amount for remuneration of the Administrators; **4)** election of two effective members and of one alternate of the Board of Directors; and **5)** election of the effective members and alternates of the Fiscal Council." The Notification, pursuant to art. 133 of Law nr. 6404/76, was published in the following newspapers: Gazeta Mercantil (dates 03/07/07, 03/08/07 and 03/09/07, pages B-1, A-16 and A-8, respectively), Estado de Minas (dates 03/07/07, 03/08/07 and 03/09/07, pages 22, 18 and 22 of the 1st section, respectively) and Minas Gerais (dates 03/08/07, 03/09/07 and 03/10/07, pages 43, 49 and 46, respectively). **DELIBERATIONS** (items 1, 2 and 3 by unanimity and 4 and 5 by majority): Initially, the drafting of the minutes in summary form was approved. : **I** - documents referred to in item **1)**, Business of the Day, were approved, as published on March 29 last in newspapers Minas Gerais (pages 48/56 - Section I), Estado de Minas (pages 11/17) and Gazeta Mercantil (pages A-11/A-17); **II)** The Board's proposal was approved for destination of the fiscal year's net profit ending on December 31, 2006 in the amount of R$2,501,963,675.35 (two billion five hundred and one million nine hundred sixty three thousand six hundred and seventy five reais and thirty five centavos) in the following manner: **a)** 5% for constitution of Legal Reserve, i.e., R$ 125,098,183.77; **b)** R$ 849,999,958.49 destined to shareholders, being: (i) **intermediate anticipation**, as per determination by the Board on 08/30/2006 in the amount of R$ 350,000,017.00 in the form of interest on equity capital, equivalent to R$1.52079 per ordinary share (ON) and R$1.67287 per preferred share (PN) (payment made on 09.12.2006); (ii) **complementary anticipation**, in the form of interest on equity capital by determination of Board Meeting on 11/29/2006 in the amount of R$ 300,001,183.35, equivalent to R$1.30354 per ordinary share (ON) and R$1.43390 per

Juventino Moraes da Franca
OAB/MG – 6.174

preferred share (PN) (payment to be made on April 11. 2007, according to the Board Meeting held on 03/05/2007); (iii) **additional anticipation** by decision of Board Meeting on 03/05/2007 in the form of complementary dividends in the amount of R$199,997,958.14, being R$0.86901 per ordinary share (ON) and R$0.95592 per preferred share (PN) (payment to be made on April 11, 2007); **c)** R$1,188,432,745.79 for Investment Reserve and Working Capital pursuant to the terms of art. 24, paragraph 3 of the Corporate Bylaws; and **d)** retention of R$338,432,887.30 according to art. 196 of Law nr. 6404/76, complying with the capital budget herein approved, which is part of the present Minutes (doc. Nr. 1). The interest on equity capital and dividends are imputed in the amount of dividends distributed by the Company and become an integral part of them for all legal effects (§ 5º of art. 24 of the Corporate Bylaws). **III)** The amount for remuneration of the administration was approved of R$37,540,800.00 to be corrected by the IGPM index. The Meeting ratified all the payment made by the Administrators. **IV-** To make up the Board of Directors to complete the mandate until the next General Ordinary Meeting of 2008, in the vacancies of ex-Members Murilo Pinto de Oliveira Ferreira and Marcus Olyntho de Camargo Arruda, the following were elected, respectively: **Effective Members: (a) GABRIEL STOLIAR,** Brazilian, married, engineer, ID nr. 2719360/IFPRJ, Taxpayer ID nr. 402.763.927-87, resident in the city of Rio de Janeiro, RJ at na Rua Carlos Góes, n. 151/701, Leblon – CEP 22440-040; **(b) WILSON NÉLIO BRUMER**, Brazilian, married, business administrator, ID nr. M-494.249/SSPMG, Taxpayer's ID nr. 049.142.366-72, resident in the city of Nova Lima, MG at Alameda da Serra 1268/200, Condomínio Portal da Montanha, Vale do Sereno, CEP 34000-000. For **Alternate** of Member Wilson Nélio Brumer, **Maurício Iodice Cepeda**, Brazilian, single, engineer, ID nr. 26.869.033-9, Taxpayer's ID nr. 212.497.618-40, resident in the city of São Paulo, SP at Alameda dos Guainumbis, 1164, Planalto Paulista, CEP 04067-002, was elected for the vacancy left by ex-alternate Álvaro Luís Veloso. With the two new effective members, the Board of Directors, with mandate until the general ordinary meeting of 2008 is the following: **Bertoldo Machado Veiga,** Chairman; **Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares, Wilson Nélio Brumer** and **Yuki Iriyama. V)** To compose the Fiscal Council, which will exercise its functions until the Ordinary General Meeting of 2008, the following members were elected: (i)- by the preferred shareholders as **effective member**, **ELÍZIO DAMIÃO GONÇALVES DE ARAÚJO**, Brazilian, married, engineer, ID nr. 51.066-D – CREA-RJ, Taxpayer's ID nr. 310.748.207-20, with address in the city of Rio de Janeiro, at Av. República do Chile, 100 – CEP 20139-900; respective **alternate, SABRINA MATTOS CERDEIRA**, Brazilian, single, attorney, ID nr. 126.511 – OAB-RJ, Taxpayer's ID nr. 025.442.767-70, with address in the city of Rio de Janeiro, at Av. República do Chile, 100 - CEP 20139-900; (ii) for the minority shareholders, as **effective member**, **EUGEMAR TAIPINAS RAMOS**, Brazilian, married, bank employee, ID nr. RG M. 611.806 - SSP/MG, Taxpayer's ID nr. 346.282.588-72, resident in Belo Horizonte/MG, at Rua Monte Alverne, 201/402, Floresta – CEP 31015-400; and respective **alternate SÉRGIO PAULO SILVA**, Brazilian, married, bank employee, ID nr. RG M. 155.604 - SSP/MG, Taxpayer's ID nr. 011.664.506-78, resident in Belo Horizonte, at Rua Gonçalves Dias, 2283/1701 – Lourdes – CEP 30140-092; (iii) and for the other shareholders: **(a)** as **effective member**, **JOSÉ RUQUE ROSSI**, Brazilian, married, accountant/actuarial, ID nr. RG M-5.651.894/SSPMG, Taxpayer's ID nr. 001.570.586-20, resident in Belo Horizonte/MG, at Rua Deputado Viriato Mascarenhas, nº 52/604; and **alternate Antônio Furtado de Araújo**, Brazilian, married, economist, ID nr. RG 212.273/SSPMG, Taxpayer's ID nr. 018.470.826-53, resident in Juiz de Fora/MG, at Rua Floriano Peixoto, 840/501 – CEP 36015-440; **(b)** as **effective member**, **ANTÔNIO JOAQUIM FERREIRA CUSTÓDIO**, Portuguese, married, lawyer, OAB/SP 24.975, CPF 449.329.288-15, resident in São Paulo/SP, at Rua Dr. Acácio Nogueira, 127,

Juventino Moraes da Franca
OAB/MG – 6.174

Pacaembú – CEP 01248-040; and **alternate Gueber Lopes**, Brazilian, married, administrator, ID nr. RG M-5.231.812/SSPMG, Taxpayer's ID nr. 805.848.298-68, resident in São Paulo/SP, at Rua Elba, 1112/31, Ipiranga – CEP 04285-001; **(c)** as **effective member, MASATO NINOMIYA**, Brazilian, married, attorney, ID nr. RG 4.118.309/SSPSP, Taxpayer's ID nr. 806.096.277-91, resident in São Paulo/SP, at Rua Macapá nº 104, Sumaré – CEP 01251-080; and **alternate**, **Lyoji Okada**, Brazilian, married, attorney, ID nr. OAB/RJ 15.194, Taxpayer's ID nr. 045.908.487-91, resident in the city of Rio de Janeiro/RJ, at Av. Pepe, 530, Bloco B, Apto 503, Barra da Tijuca – CEP 22620-170; and fixed the monthly remuneration of the effective members, hereby elected at 10% (ten percent) of the average value of remuneration attributed to each Director in the terms of paragraph 3 of art. 162 of Law nr. 6.404/76. Having finished with the business of the day, the works were suspended to draw up the Minutes containing a summary of the facts occurred, which, after approval, were signed by the presiding officers and by the shareholders present.

Juventino Moraes da Franca
OAB/MG – 6.174

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS held at its headquarters located at Rua Prof. José Vieira de Mendonça, 3011, Engenho Nogueira, in the city of Belo Horizonte, capital of the State of Minas Gerais on March 14, 2007 at 10:30 AM.

Attendance of Board Members - Bertoldo Machado Veiga, Chairman; other Members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, José James Mendes Pessoa, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (who conducted the proceedings), Shynia Higuchi and Wilson Nélio Brumer.

The following also took part in the proceedings: Messrs. Gabriel Stoliar, José Florêncio Rodrigues Neto and Maurício Iodice Cepeda; Executive Directors Hiroyuki Nakagawa and Paulo Penido Pinto Marques; Superintendent Controller João Lucas Ferraz Dungas; and Secretary General Juventino Moraes da Franca.

Before proceeding to the business of the day, Chairman Bertoldo Veiga said the following: "Letters of resignation have been passed to the Chairman by Board Member Marcus Olyntho de Camargo Arruda. We wish to register in the minutes the serious, dedicated conduct of Mr. Marcus Olyntho de Camargo Arruda in his 9 years of mandate. At the same time, we received a letter of shareholder Votorantim Participações S/A nominating Mr. Wilson Nélio Brumer to fill the position. We propose the nomination until the next General Meeting, pursuant to the terms of art. 150 of the Corporate Law for the position of Member of the Board of Directors. Having been approved the nomination, we confirm as effective member of the Board of Directors of the Company Mr. Wilson Nélio Brumer, Brazilian, married, business administrator, Identity M-494.249/SSPMG, Taxpayer Identity No. 049.142.366-72, resident in the city of Nova Lima, MG at Alameda da Serra 1268/200, Condomínio Portal da Montanha, Vale do Sereno, CEP 34000-000. In the same conditions, Mr. Gabriel Stoliar, Brazilian, married, engineer, RG 2719360/IFPRJ, Taxpayer Identity No. 402.763.927-87, resident in the city of Rio de Janeiro at Rua Carlos Góes 151/701, Leblon, CEP 22440-040 was nominated for the position of Member of the Board of Directors, substituting Murilo Pinto de Oliveira Ferreira.

SUBJECTS/DELIBERATIONS:

DYNAMICS OF THE STEEL INDUSTRY – An ample exposition was made on the "Dynamics of the steel industry and outlook for the Company for 1st Quarter 2007". The presentation covered: Growth of Global GDP (2000 to 2007), Global Steel Consumption, Steel Trade Matrix/ 2006, Net

Chinese Exports (Crude Steel), Comparative Prices, US Imports, Input Prices, Brazil Steel Market (Long and Flat), Performance of the Automobile Industry, Comparison of Indicators and Trends of Operational Results (Usiminas/Cosipa) in 1st Quarter 2007.

THE COMPANY'S DEVELOPMENT PLAN – The Usiminas long-term development plan was presented based on strategies set in 2005. After analysis of the growth options of the Usiminas System studied until the present, the Board concluded that the best alternative would be growth within its existing plants with returns greater than its WACC (weighted average cost of capital), lower operational risk of implantation and faster start up.

As an immediate step, the proposal is to invest approximately US$ 2.6 billion in the Ipatinga plant, adding 2.2 million tons/year of slabs to its present production capacity, improving the quality of its products with the implantation of Steel Shop 3 and increasing the rolling capacity in such a way as to aggregate value to its products.

The second step of the expansion process will be the expansion of slab production capacity by 3 million tons/year, with Capex forecast of approximately US$ 2.7 billion associated to the search for opportunities to add value in the international market. This stage will have place and date of operational start up defined in the future.

The Board, based on the final studies presented in the meeting, approved the basic guidelines for growth, authorizing the immediate expansion of the Ipatinga plant by 2.2 million tons/year. Additionally, it approved the capacity increase in the hot dip galvanizing line and the hot strip and heavy plate mill lines. Beginning of operations of this investment program is forecast for 2010/2011. Also approved was the capacity increase in slab production of an additional 3 million tons/year at a forecast cost of US$ 2.7 billion, with start up conditioned to the growth in demand in the domestic market or international opportunities to aggregate value.

Board Member Albano Chagas Vieira emphasized the quality of the projects approved and proposed immediate studies for installation of a new pre-painted product line and a tin plating line, suggesting that the studies be brought to the next meeting of the Board. In order to supply the expansion approved, he also proposed studies for the installation of a new coke oven plant outside the current facilities at the Ipatinga plant, mentioning Ubú in Espírito Santo State as a good hypothesis.

NEW COKE OVEN FACILITY – JBIC loan (US$ 240 million) – Having reported that, after approval by environmental agencies, the new 750 thousand ton/yr. coke oven project is ready to be implanted, the project should be financed with resources from the Japan Bank for International Cooperation (JBIC) in the following conditions:

Amount: US$ 240 million
Lender: Nippon Usiminas Co. Ltd.
Tranch A: JBIC
Tranch B: Mizuho and Tokyo Mitsubishi
All in Cost: Libor + 1.2%
Total Maturity: 10 years
Grace Period: 3 years.

The Board approved the investment in the new coke oven facility at the Ipatinga plant with 750 thousand t/yr. capacity, authorizing the JBIC financing and all of its terms and conditions.

Level 1 in the BOVESPA – After a brief presentation about the creation of Differentiated Levels of Corporate Governance in the São Paulo Stock Exchange (BOVESPA) in 2000, (Level 1/Basic, Level 2 and New Market), it was explained that Usiminas presently meets most of the demands for its classification as Level 1 by the entity. In order to adhere to Level 1, the Company should meet the additional requirements that were listed.
Considering the public offering of ordinary shares (ON) of interest to shareholders CVRD and PREVI, the Board authorized the President-CEO to sign a letter of intention and, later on, the adhesion contract to Level 1 of Differentiated Corporate Governance Practices of BOVESPA, complying to the requisites and requirements of the respective regulation.
Considering that the Company already trades its preferred shares in the American and European markets, the Board also authorized the Executive Board to require the inclusion of trading of ordinary shares (ON) with the SEC and on the LATIBEX.
Internationalization – The topic of the Company's internationalization was discussed, through the implantation of a greenfield plant or purchase of an already operating plant, preferably in the United States.
In the hypothesis of purchase, the case of the Sparrows Point plant in Baltimore, Maryland was brought. The plant will be put up for auction by determination of the Antitrust Division of the Department of Justice in the United States. Technical and market information was presented about the plant, and recent financial data and estimated value of the facility between US$ 750 million and US$ 900 million.
After discussing the topic, the Board recommended to continue the studies and that Usiminas' engineering department proceed with a preliminary evaluation of the North American steel maker so that afterwards an analysis of the opportunity to participate in the auction be made, either directly or in partnership.
Members Albano Vieira and José James Pessoa also showed the possibility of Usiminas' participating in a steel company in Barranquilha, Colombia, which has been previously researched by Companhia Vale do Rio Doce – CVRD and considered highly attractive. The Board authorized the Executive Board to verify conditions of this participation.

Investment Grade – Considering the recent upgrading of the Company to Investment Grade and conceding the Executive Board's proposal the Board authorized the contracting of a new credit line (stand-by credit facility) in the amount of US$ 300 million to substitute that expiring next August under the following conditions: term of availability of three years; amortization: two years; contract cost: approximately 0.25%; commitment cost: approximately 0.25% per annum; cost (in case utilized): approximately Libor + 0.50%.
GM Award – A letter received from GM in the US was read communicating that Usiminas won the 2006 **GM Supplier of the Year Award for Steel** to be awarded on March 30, 2007 in Orlando, Florida. The prize, received for the second consecutive year, qualifies Usiminas as a GM global supplier.
Caixa dos Empregados da Usiminas – The President of the *Caixa dos Empregados da Usiminas* ("Caixa"), José Olímpio da Silva, made a presentation of the entity, which manages two Benefit Plans, denominated BP1 and BP2-Usiprev. The original program (BP1), structured in the "defined benefit" mode, is presently in extinction, i.e., new enrolments have been prohibited since November, 1998. According to the trend verified in all private complementary pension entities, the Caixa launched its new benefits program on Aug 1, 1998, characterized as a "variable contribution" program and programmed benefits with minimum exposure to deficits.
Finally, tables were shown with the number of participants of the two Plans; the contributions of the Usiminas as sponsor, of the participants and retirees of the Company; the payments of benefits in

2006 of both programs; the applications position in December 2006 and financial position in December 2006.
Having finished the business of the day, the meeting was concluded and the minutes were drawn up and signed by the Board members present and by the General Secretary. Belo Horizonte, March 14, 2007.

Bertoldo Machado Veiga
Chairman

Albano Chagas Vieira	**Antônio Luiz Benevides Xavier**
Hidemi Kawai	**Humberto Eudes Vieira Diniz**
José James Mendes Pessoa	**José Olímpio da Silva**
Kenichi Asaka	**Marcelo Pereira Malta de Araújo**
Rinaldo Campos Soares	**Shynia Higuchi**
Wilson Nélio Brumer	**General Secretary**

END